SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Norcraft Companies, Inc.

(Name of Subject Company)

Norcraft Companies, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $.01 par value

(Title of Class of Securities)

65557Y105

(CUSIP Number of Class of Securities)

Mark Buller

Chief Executive Officer

Norcraft Companies, Inc.

3020 Denmark Avenue, Suite 100

Eagan, MN 55121

(800) 297-0661

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Daniel S. Evans, Esq.

Carl P. Marcellino, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

(212) 596-9000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed by Norcraft Companies, Inc., a Delaware corporation (“Norcraft”, “we”, “us” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 14, 2015, relating to the cash tender offer by Fortune Brands Home & Security, Inc., a Delaware corporation (“Parent”) and Tahiti Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), to purchase all outstanding shares (“Shares”) of common stock, par value $0.01 per share (the “Common Stock”) of the Company, at a price of $25.50 per Share (the “Offer Price”) in cash, without interest, less any applicable withholding taxes. The offer to purchase Shares is being made pursuant to an Offer to Purchase of Purchaser, dated as of April 14, 2015 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, and, together with the Offer to Purchase, the “Offer”). The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed jointly by Purchaser and Parent with the SEC on April 14, 2015, as amended or supplemented from time to time. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Statement remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement.

Item 8. Additional Information

(a) Item 8 (“Additional Information”) of the Statement is hereby amended and supplemented by adding the following to the end of the section under the heading “Antitrust” of the Schedule 14D-9:

“On April 24, 2015, the FTC granted early termination of the waiting period under the HSR Act applicable to the Offer. With such early termination, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

(b) Item 8 (“Additional Information”) of the Statement is hereby amended and supplemented by adding the following between the “Potential for Future Arrangements” and “Cautionary Note Regarding Forward-Looking Statements” under a new heading “Certain Litigation”:

“On April 23, 2015, a lawsuit captioned Mariani v. Norcraft Companies, Inc., et al. (Civil Action No. 10941-VCN) was filed in Court of Chancery in the State of Delaware. This suit is a purported class action brought on behalf of the stockholders of the Company. The suit alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the proposed transaction. In support of his claims, the plaintiff alleges that the proposed transaction between the Company and Purchaser does not appropriately value the Company, was the result of an inadequate process, includes preclusive deal protection devices and involves conflicts of interests. The plaintiff also alleges that the Company has failed to publicly disclose all material information about the proposed transaction and that the public disclosures filed by the Company in connection with the proposed transaction contain misleading information. The suit also claims that Parent and Purchaser aided and abetted these alleged violations. The complaint purports to seek unspecified damages and/or to enjoin the transaction. The plaintiff also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company, Purchaser and Parent believe that the plaintiff’s allegations are without merit and intend to defend against them vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 27, 2015

NORCRAFT COMPANIES, INC.

By:	/s/ Leigh Ginter
Name:	Leigh Ginter
Title:	Chief Financial Officer